UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

JLM Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46621D 10 3

(CUSIP Number)

Philip Sassower 135 East 57th Street 12th Floor New York, New York 10022 (212) 759-1909	Copies to: David Warburg, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, New York 10022 (212) 895-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46621D 10 3	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS: Philip S. Sassower

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 5,000 shares 8. SHARED VOTING POWER 331,048 shares 9. SOLE DISPOSITIVE POWER 5,000 shares 10. SHARED DISPOSITIVE POWER 331,048 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 336,048 shares *

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%

14.	TYPE OF REPORTING PERSON IN

* Mr. Sassower disclaims beneficial ownership of all securities held by The Philip S. Sassower 1996 Charitable Remainder Annuity Trust and this statement shall not be deemed and admission that he is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

CUSIP No. 46621D 10 3	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS: Phoenix Enterprises LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3882135

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 331,048 shares 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 331,048 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,048 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%

14.	TYPE OF REPORTING PERSON OO

CUSIP No. 46621D 10 3	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS: The Philip S. Sassower 1996 Charitable Remainder Annuity Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 288,732 shares 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 288,732 shares 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,732 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%

14.	TYPE OF REPORTING PERSON OO

CUSIP No. 46621D 10 3	Page 5 of 8 Pages

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 to the Statement on Schedule 13D (as amended, the “Statement”), filed with the Securities and Exchange Commission on July 9, 2001 and amended on September 24, 2001, relates to shares of common stock, $.01 par value (the “Common Stock”), of JLM Industries, Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 3675 Hidden River Parkway, Tampa, FL 33637.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended to read as follows:

(a) This Statement is filed by Mr. Philip S. Sassower (“Mr. Sassower”), Phoenix Enterprises LLC, a New York limited liability company (“Phoenix”) and The Philip S. Sassower 1996 Charitable Remainder Annuity Trust (the “Trust”, and together with Phoenix and Mr. Sassower, the “Reporting Persons”). Mr. Sassower is the Chief Executive Officer and managing member of Phoenix and a co-trustee of the Trust.

(b) Mr. Sassower’s business address is 135 East 57th Street, 12th Floor, New York, New York, 10022. The principal office and business address of both Phoenix and the Trust is 135 East 57th Street, 12th Floor, New York, NY 10022.

(c) The present principal occupation or employment of Mr. Sassower is a private investor. Mr. Sassower is a former director of the Company and resigned from the Company’s board of directors effective May 29, 2003. The principal business of Phoenix is assisting in restructuring and providing long-term capital to business enterprises.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sassower is a United States citizen. Phoenix is a New York limited liability company. The Trust is organized under and governed by the laws of the state of New York.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The following information is hereby added to Item 3 of the Statement:

On August 26, 2002, two of the Company’s subsidiaries, JLM Realty, Inc. and JLM Industries (South Africa) (Proprietary) Limited, entered into a $2.0 million secured loan (the “Secured Loan”) with the Trust which matured on December 31, 2002. In connection with the Secured Loan, the Company issued warrants to the Trust to purchase up to 1,666,666 shares of the Company’s common stock (the “Trust Warrants”) at an exercise price of $1.20 per share, subject to adjustment for certain dilutive events. The terms of the Secured Loan provided that if the Secured Loan and accrued interest were not repaid in

CUSIP No. 46621D 10 3	Page 6 of 8 Pages

full at December 31, 2002, the Trust Warrants would become exercisable at the rate of 208.333 shares of the Company’s common stock for every $1,000 of the principal balance of the Secured Loan outstanding on each of the following dates: (i) December 31, 2002, (ii) April 30, 2003, (iii) August 31, 2003 and (iv) December 31, 2003. On January 1, 2003, 104,166 of the Trust Warrants became exercisable and on May 1, 2003, an additional 104,166 of the Trust Warrants became exercisable. As of the date of this Amendment No. 2 to the Statement, none of the Trust Warrants have been exercised.

Between February and July 2002, the Trust acquired 80,400 shares of Common Stock through open market purchases at prices ranging from $1.20 to $1.40 per share.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended to read as follows:

Although the shares of Common Stock owned by the Reporting Persons were acquired for investment purposes, the Reporting Persons are considering various plans and proposals that relate to or may result in some or all of the following events: (a) the acquisition by some or all of the Reporting Persons and/or other persons of additional securities of the Company, including but not limited to, by means of a tender offer; (b) an extraordinary corporate transaction, including but not limited to, the acquisition of voting control of the Company, a merger, consolidation or sale or transfer of a material amount of assets or securities of the Company or its subsidiaries; (c) a material change in the present capitalization of the Company; and/or (d) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and/or (e) other actions related to those enumerated above. The Reporting Persons reserve the right to change their intentions with respect to the matters referred to herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Sassower is the beneficial owner of an aggregate of 336,048 shares of Common Stock, which constitute approximately 3.5% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Mr. Sassower includes 331,048 shares of Common Stock held by Phoenix and options to purchase 5,000 shares of Common Stock held by Mr. Sassower.

Phoenix is the record owner of 331,048 shares of Common Stock, which constitute approximately 3.4% of the issued and outstanding shares of Common Stock as of the date hereof.

The Trust is the beneficial owner of 288,732 shares of Common Stock, which constitute approximately 2.9% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by the Trust includes: (i) 80,400 shares of Common Stock beneficially owned by the Trust; and (ii) warrants to purchase 208,332 shares of Common Stock held by the Trust.

As co-trustee of the Trust, Mr. Sassower may be deemed to beneficially own the securities held by the Trust. Mr. Sassower disclaims beneficial ownership of the securities held by the Trust and the filing of the Statement and any amendments to the Statement shall not be construed as an admission that Mr. Sassower or any other person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of any securities held by the Trust.

CUSIP No. 46621D 10 3	Page 7 of 8 Pages

(b) As Chief Executive Officer and managing member of Phoenix, Mr. Sassower shares with Phoenix the power to vote or direct the vote and sole power to dispose or direct the disposition of the shares of Common Stock held by Phoenix. Until the stock options held by Mr. Sassower are exercised, Mr. Sassower does not have any power to vote or dispose of any of the shares of Common Stock that may be issued upon exercise of such options.

As co-trustee of the Trust, Mr. Sassower may be deemed to share with the Trust the power to vote or direct the vote and sole power to dispose and direct the disposition of the shares of Common Stock held by the Trust. Until the warrants held by the Trust are exercised, neither the Trust nor Mr. Sassower has any power to vote or dispose of any of the shares of Common Stock that may be issued upon exercise of such warrants.

(c) The information with respect to the acquisition by the Trust of shares of Common Stock and warrants, as set forth in Item 3, is hereby incorporated by reference.

(d) Not applicable.

(e) As reported in Amendment No. 1 to the Statement, on September 7, 2001, the Reporting Persons ceased to be beneficial owners of more than five percent of the issued and outstanding shares of Common Stock. However, the Reporting Persons may be deemed to be the beneficial owners of more than five percent of the Common Stock by virtue of the shares beneficially owned by the Trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Item 6 of the Statement remains unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Joint Filing Agreement of Reporting Persons pursuant to Rule 13d-1(k).

CUSIP No. 46621D 10 3	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ PHILIP S. SASSOWER
Philip S. Sassower

PHOENIX ENTERPRISES LLC

By:	/s/ PHILIP S. SASSOWER
Philip S. Sassower Chief Executive Officer

THE PHILIP S. SASSOWER 1996 CHARITABLE REMAINDER ANNUITY TRUST

By:	/s/ PHILIP S. SASSOWER
Philip S. Sassower Co-Trustee

Dated: May 29, 2003